UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9
Solicitation/Recommendation Statement Under
Section 14(d)(4) of the Securities Exchange Act of 1934

Packeteer, Inc.
(Name of Subject Company)
Packeteer, Inc.
(Name of Person Filing Statement)
Common Stock, par value $0.001 per share
(Title of Class of Securities)
695210104
(CUSIP Number of Class of Securities)

DAVID YNTEMA
VICE PRESIDENT AND CHIEF FINANCIAL OFFICER
10201 NORTH DE ANZA BLVD.
CUPERTINO, CALIFORNIA 95014
(408) 873-4400
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
Communications on Behalf of Person Filing Statement)

With a copy to:
Diane Holt Frankle, Esq.
Peter M. Astiz, Esq.
DLA Piper US LLP
2000 University Avenue
East Palo Alto, California 94303-2248
(650) 833-2000
☑	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

     The Agreement and Plan of Merger, dated as of April 20, 2008, among Blue Coat Systems, Inc., Packeteer, Inc., and Cooper Acquisition, Inc., the Tender and Support Agreement dated as of April 20, 2008, among Blue Coat Systems, Inc., Cooper Acquisition, Inc., and each individual listed on Annex I to that Agreement, and Amendment No. 1 to Rights Agreement between Packeteer, Inc. and Computershare Trust Company, N.A. dated April 20, 2008, were filed on April 22, 2008, as Exhibits 99.1, 99.2, and 99.3, respectively, to Packeteer’s Current Report on Form 8-K and are incorporated herein by reference.
IMPORTANT NOTICE:
The Current Report on Form 8-K is for informational purposes only and is not an offer to buy or the solicitation of an offer to sell any of Packeteer’s equity securities (“Shares”). The offer described herein (the “Offer”) has not yet been commenced. On the commencement date of the Offer, an offer to purchase, a letter of transmittal and related documents will be filed with the SEC, mailed to record holders of the Shares and made available for distribution to beneficial owners of the Shares. The solicitation of offers to buy Shares will only be made pursuant to the offer to purchase, the letter of transmittal and related documents. When they are available, stockholders should read those materials carefully because they will contain important information, including the various terms of, and conditions to, the Offer. When they are available, stockholders will be able to obtain the offer to purchase, the letter of transmittal and related documents without charge from the SEC’s Website at www.sec.gov. Stockholders are urged to read carefully those materials when they become available prior to making any decisions with respect to the Offer.
Packeteer will file a solicitation/recommendation statement with the SEC in connection with the Offer and, if required, will file a proxy statement or information statement with the SEC in connection with the second-step merger (the “Merger”) following the Offer. The holders of Shares are strongly advised to read these documents if and when they become available because they will contain important information about the Offer and the Merger. Packeteer’s stockholders will be able to obtain a free copy of the solicitation/recommendation statement and the proxy statement or information statement as well as other filings containing information about Packeteer, the Offer and the Merger, if and when available, without charge, at the SEC’s Website at www.sec.gov. In addition, copies of the solicitation/recommendation statement, the proxy statement or information statement and other filings containing information about Packeteer, the Offer and the Merger may be obtained, if and when available, without charge, by directing a request to Packeteer, Inc., Attention: Chief Financial Officer, 10201 North De Anza Blvd., Cupertino, California 95014, Telephone No. (408) 873-4400.